Exhibit 5

GO GERDAU                                                               CO-STEEL

CO-STEEL AND GERDAU S.A. ANNOUNCE CLOSING OF MERGER TRANSACTION

Toronto, Ontario, October 23, 2002 -- Co-Steel Inc. of Whitby, Ontario, (TSX:
CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce that they have completed the combination between Co-Steel and Gerdau S.A.'s North American operations. The transaction combines complementary operating portfolios resulting in an enhanced product mix, a solid financial base and a sound growth platform for the company to assume a leadership role in the North American steel industry. Co-Steel common shares will continue to trade on the Toronto Stock Exchange (TSX) under the symbol CEI until close of business on October 24, 2002. Trading in Gerdau Ameristeel Corporation under the symbol GNA will commence at the opening of business on October 25, 2002.

"This combination opens an exciting future for the employees, customers and shareholders of the new organization," said Phillip E. Casey, President & CEO of Gerdau Ameristeel. "The closing of this merger transaction was the realization of the hard work and collaborative efforts of a broad range of employees from both organizations. Completion of this milestone marks the beginning of a critical integration phase whereby we will look to all our employees to focus their efforts on realizing the potential value of this strategic alliance."

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long product customers throughout eastern North America. Gerdau Ameristeel's mini-mills are integrated with 29 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. For additional financial and investor information, including financial statements, visit www.perdauameristeel.com, or www.gerdau.com.br.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

This press release contains forward-looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatoiy authorities from time to time.

For more information please contact:
Terry Newman                  Phillip E. Casey
Vice Chairman                 President & CEO
Gerdau Ameristeel             Gerdau Ameristeel
(905) 665-3707                (813) 207-2225

Tom J. Landa                  Osvaldo Schirmer
Chief Financial Officer       Executive Vice President & Chief Financial Officer
Gerdau Ameristeel             Gerdau S.A.
(813) 207-2300                55-51-3323-2108